TOWER ONE WIRELESS CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

For the Three and Six Months Ended
June 30, 2022 (Unaudited)

and 2021 (Audited)

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at June 30, 2022, the condensed consolidated interim statements of comprehensive loss for the three and six months ended June 30, 2022 and full year 2021, the condensed consolidated interim statement of changes in equity as at June 30, 2022 and full year 2021, and the condensed consolidated interim statement of cash flows for the six months ended June 30, 2022 and June 30, 2021. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the June 30, 2022 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TOWER ONE WIRELESS CORP.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
		$	$
ASSETS
Current Assets
Cash		1,568,906	1,059,386
Amounts receivable		4,339,898	4,819,388
Prepaid expenses and deposits	6	671,355	452,249
Deferred cost	7	490,425	1,223,395
		7,070,584	7,554,418
Long-term prepaid expenses and deposits	6	6,876,843	2,910,956
Right-of-use assets	9	2,746,681	2,536,594
Property and equipment	10	15,587,403	8,885,003
Total Assets		32,281,511	21,886,971

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	13	10,876,313	10,039,853
Income tax payable		540,134	554,777
Interest payable	11, 12, 13	1,102,830	668,805
Customer deposits	16	5,162,553	5,301,501
Current portion of lease liabilities	9	227,809	193,402
Current portion of loans payable	11	10,485,505	4,208,925
Loans from related parties	13	1,952,183	1,560,394
Current portion of bonds payable	12	1,746,655	1,776,077
		32,093,981	24,303,734
Long-term portion of lease liabilities	9	2,360,740	2,139,003
Long-term other payables		1,931,632	-
Long-term portion of loans payable	11	12,503,213	10,112,949
Long-term portion of bonds payable	12	27,400	129,500
Total Liabilities		48,916,966	36,685,186

Shareholders' Deficiency
Share capital	14	18,403,613	17,481,406
Subscriptions receivable	14	(30,000)	(41,600)
Shares issuable	14	130,000	130,000
Contributed surplus	14	1,678,992	1,678,992
Non-controlling interest	5	(2,934,644)	(2,825,829)
Deficit		(36,183,580)	(32,247,379)
Accumulated other comprehensive income (loss)		2,300,164	1,026,195
Total Shareholders' Deficiency		(16,635,455)	(14,798,215)
Total Liabilities and Shareholders' Deficiency		32,281,511	21,886,971

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"                                                                                          "Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TOWER ONE WIRELESS CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss
For the Three and Six Months Ended June 30, 2022 and 2021
(Expressed in Canadian Dollars)
(Unaudited)

	Note	Three months ended June, 30 2022	Three months ended June, 30 2021	Six months ended June, 30 2022	Six months ended June, 30 2021
			$	$	$
Revenues	19	2,685,631	652,105	6,665,316	1,702,985
Cost of sales	10	2,265,533	103,482	4,637,591	177,610
		420,098	548,624	2,027,725	1,525,375
Expenses
Advertising and promotion		136,089	40,911	315,894	49,095
Amortization	8, 9, 10	370,826	467,544	697,826	763,095
Bad debts		10,998	-	10,998	-
Foreign exchange		(159,389)	184,523	1,147,069	345,032
Interest, financing charges and accretion	9, 10, 12, 13	438,395	563,811	768,677	875,006
Maintenance and operations		288,531	148,538	590,923	330,562
Office and miscellaneous		994,252	116,845	1,196,330	102,320
Professional fees and consulting	13	673,415	428,959	1,229,953	782,489
Share-based compensation	14	-	-	-	-
Travel		64,533	7,224	109,155	13,688
		2,817,650	1,958,356	6,066,825	3,261,287

Loss before other items		(2,397,552)	(1,409,731)	(4,039,100)	(1,735,911)
Other items
Loss on extinguishment of debt	13	-	-	-	-
Impairment of intangible assets	8	-	-	-	-
Impairment of property and equipment	10	(25,612)	(232,397)	(35,548)	(343,466)
Gain (loss) on net monetary position	3	-	-	-	-
		(25,612)	(232,397)	(35,548)	(343,466)
Net loss before income taxes		(2,423,164)	(1,642,128)	(4,074,648)	(2,079,377)
Current income tax expense		-	-	-	-
Deferred income tax recovery		-	-	-	-
Net loss		(2,423,164)	(1,642,128)	(4,074,648)	(2,079,377)
Other comprehensive income:		-	-	-	-
Foreign exchange translation adjustment		473,407	173,270	1,394,969	561,033
Comprehensive loss		(1,949,757)	(1,468,859)	(2,679,679)	(1,518,344)

Net loss attributable to:
Shareholders of the Company		(2,381,052)	(1,416,863)	(3,936,201)	(1,553,029)
Non-controlling interest		(133,479)	(225,266)	(229,814)	(526,348)
Net loss		(2,514,530)	(1,642,128)	(4,166,015)	(2,079,377)
Other comprehensive income attributable to:
Shareholders of the Company		427,126	77,343	1,273,970	276,346
Non-controlling interest		46,281	95,927	120,999	284,687
Other comprehensive income		473,407	173,270	1,394,969	561,033

Loss per common share - basic and diluted		(0,02)	(0,02)	(0,04)	(0,02)
Weighted average common shares outstanding		103,505,224	100,403,732	103,505,224	100,403,732

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)
(Unaudited)

	Number of Common Shares	Share Capital	Subscriptions Receivable	Shares Issuable	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total

		$	$	$	$	$	$	$	$	$

Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	-	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,443,589)

Warrants expired	-	-	-	-	(33,545)	33,545	-	-	-	-

Adjustment on acquisition of controlled subsidiary	6,300,000	569,520	-	-	-	(2,742,984)	144,730	(2,028,734)	1,992,491	(36,243)

Adjustment on acquisition of controlled subsidiary	-	-	-	-	-	-	-	-	(78)	(78)

Units issued for cash - bonds attached	69,850	12,760	(11,600)	-	6,448	-	-	7,608	-	7,608

Share issuance costs	-	(1,542)	-	-	-	-	-	(1,542)	-	(1,542)

Shares issuable for vested PSU's	-	-	-	130,000	-	-	-	130,000	-	130,000

Net loss	-	-	-	-	-	(4,185,480)	-	(4,185,480)	(408,808)	(4,594,288)

Other comprehensive income	-	-	-	-	-	-	1,016,895	1,016,895	123,022	1,139,917

Balance, December 31, 2021	100,473,582	17,481,406	(41,600)	130,000	1,678,992	(32,247,379)	1,026,196	(11,972,387)	(2,825,830)	(14,798,217)

Warrants expired	-	-	-	-	-	-	-	-	-	-

Adjustment on acquisition of controlled subsidiary	-	-	-	-	-	-	-	-	-	-

Adjustment on acquisition of controlled subsidiary	-	-	-	-	-	-	-	-	-	-

Units issued for cash - bonds attached	-	-	11,600	-	-	-	-	11,600	-	11,600

Share issuance costs	-	-	-	-	-	-	-	-	-	-

Shares issued for vested PSU's	2,000,000	-	-	-	-	-	-	-	-	-

Debt Settlement with equity instruments	16,273,267	797,390	-	-	-	-	-	797,390	-	797,390

Investment in subsidiary	-	124,817	-	-	-	-	-	124,817	-	124,817

Shares issued	512,000	-	-	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	(3,936,201)	-	(3,936,201)	(229,814)	(4,166,015)

Other comprehensive income	-	-	-	-	-	-	1,273,970	1,273,970	120,999	1,394,969

Balance, June 30, 2022	119,258,849	18,403,613	(30,000)	130,000	1,678,992	36,183,581	2,300,164	(13,700,811)	(2,934,645)	16,635,456

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2022 and 2021
(Expressed in Canadian Dollars)
(Unaudited)

	Six months ended June, 30 2022	Six months ended June, 30 2021

Cash flows from operating activities
Net loss	(4,166,015)	(2,079,377)
Items not affecting cash:
Accretion	-	-
Accrued interest	345,467	-
Amortization	682,383	763,095
Gain on sale of towers	-	-
Foreign exchange	1,078,564	350,984
Other non cash effect	-	(1,749)
Share-based compensation	-	-
Debt Settlement	(242,361)
Impairment	35,548	-
Changes in non-cash working capital items (Note 18)	(95,503)	(1,695,914)
Cash provided by (used in) operating activities	(2,361,917)	(2,662,962)

Cash flows from investing activities
Cash paid for acquisitions	-	-
Cash received in acquisition of T3 Ecuador	-	-
Cash received on sale of towers	-	-
IFRS 16	-	(177,385)
Additions of property and equipment	(6,973,492)	(5,432,375)
Cash used in investing activities	(6,973,492)	(5,609,760)

Cash flows from financing activities
Units issued for cash, net	-	-
Repayment of convertible debts	-	-
Proceeds from (repayment of) bonds payable, net	11,600	47,700
Bonds Repayments	(139,300)	-
Loans received	15,923,048	9,790,934
Repayment of loans	(6,034,250)	(57,386)
Loans from related parties	508,846	(79,830)
Repayment of loans from related parties	(193)	(234,247)
Lease payments	(458,058)	-
Cash provided by financing activities	9,811,693	9,467,171
Foreign exchange on cash	33,236	-

Change in cash	509,520	1,194,448
Cash, beginning	1,059,386	122,759

Cash, ending	1,598,906	1,317,207

Property and equipment additions in accounts payable and accrued liabilities	2,806,117	-
Cash paid for interest	325,938	-
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Ecuador, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long-term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these unaudited interim consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At June 30, 2022, the Company had a working capital deficiency of $25,023,307 (December 31, 2021 - $16,749,316) and an accumulated deficit of $36,183,580 (December 31, 2021 - $32,247,379) which has been funded primarily by loans from related parties and third parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These unaudited interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard ("IAS") 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company's annual audited consolidated financial statements for the year ended December 31, 2021. These condensed financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Committee ("IFRIC"). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These unaudited interim consolidated financial statements were approved and authorized for issue by the Board of Directors on Aug 29, 2022.

(b) Basis of Presentation and Consolidation

These unaudited interim consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these unaudited interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation currency of the unaudited interim consolidated financial statements is Canadian dollars.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(b) Basis of Presentation and Consolidation (continued)

These unaudited interim consolidated financial statements include the accounts of the following entities as at June 30, 2022 and June 30, 2021:

Entity	Country	Percentage of ownership		Functional currency
		2022	2021
Subsidiaries
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	100%	Argentine Peso
Tower One Wireless Colombia SAS ("Tower Three")	Colombia	100%	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	91.25%	65%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	90%	Mexican Peso
Towerthree Wireless del Ecuador S.A. ("T3 Ecuador")	Ecuador	90%	N/A	US dollar

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Actual results may differ from these estimates and assumptions. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of goods or services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (continued)

(ii) Inputs into Black-Scholes model (continued)

The Company measures the cost of equity-settled transactions at the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 14.

(iii) Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar economic environment.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At June 30, 2022, the Company has an allowance for doubtful accounts of 99,528 (December 31, 2021 - $76,517).

(vi) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the period:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions that raise substantial doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(ii) Joint arrangements

As at June 30, 2022, the Company holds 50% interest in a joint arrangement. The Company has joint control of the arrangement whereby the parties that have joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement on a proportionate basis. Those parties are called joint operators. None of the parties involved have unilateral control of a joint operation. The Company accounts for its interest in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations. This assessment is performed on a continuous basis.

(iii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the unaudited interim consolidated financial statements.

(iv) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(v) Assets held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected time frame of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vi) Property and equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(vii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(viii) Leases

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(ix) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

(x) Business combination vs asset acquisition

Judgement is required in determining whether an acquisition of an entity, asset or group of assets is considered a business in accordance with the criteria provided under IFRS 3, Business Combinations. The determination of whether an entity, asset, or group of assets is a business is based on management's judgements of whether the entity, asset or group of assets includes inputs, substantive processes and outputs.

3. HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's unaudited interim consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at June 30, 2022 was 793.30 (December 31, 2021 - 582.45), which represents an increase of 36.20% over the IPC at December 31, 2021.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

3. HYPERINFLATION (CONTINUED)

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at June 30, 2022. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at June 30, 2022) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates, all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

4. COLLABORATION AGREEMENT

On April 6, 2021, Tower One Wireless Colombia SAS entered into a Collaboration Agreement with Commerk S.A.S. ("Commerk") to operate collaboratively on the development, construction and operation of telecommunication tower projects in Colombia ("Projects"). Tower One Wireless Colombia SAS and Commerk each have equal voting rights and ownership to 50% of all assets, liabilities, revenues and expenses relating to Projects operated under the Collaboration Agreement. The term of the Collaboration Agreement is for seven years, with automatic successive renewal terms of additional seven-year periods, provided that neither of the parties has expressed its intention to terminate the agreement at least thirty calendar days prior to the expiration of the initial or extended term.

Pursuant to the Collaboration Agreement, Commerk will provide equity contributions towards the tower projects that will be entrusted to Tower One Wireless Colombia SAS. The contributions will be handed over monthly after submitting evidence of the telecommunication towers placed in service during the preceding month and the amount shall be determined based on the cash flow associated to the towers in service during the month. The equity contributions provided by Commerk accrue interest at a rate of 6.2% per annum and will accrue from the date contribution is received by Tower One Wireless Colombia SAS.

As at June 30, 2022, the outstanding balance of equity contributions is $3,765,555 (COP $12,039,984,363) (December 31, 2021 - $3,820,652) and is included in loans payable (Note 11). During the period ended June 30, 2022, the Company accrued interest on the equity contributions of $556,589 (COP $1,779,638,492) (June 30, 2021 - $nil).

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

5. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evotech, TCTS, Mexmaken and T3 Ecuador, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

	June 30, 2022	June 30, 2021
	$	$
Current assets	6,712,699	1,005,462
Non-current assets	4,996,280	5,087,728
Current liabilities	20,010,075	12,392,831
Non-current liabilities	668,156	863,787
Revenues for the period ended	101,810	181,884
Net loss for the period ended	(2,408,750)	(727,162)

The net change in non-controlling interest is as follows:

Total
$
Balance, December 31, 2020	(4,532,457)
Change in ownership interest	1,992,413
Share of loss for the year	(408,808)
Currency translation adjustment	123,022
Balance, December 31, 2021	(2,825,830)
Change in ownership interest	-
Share of loss for the period	(229,814)
Currency translation adjustment	120,999
Balance, June 30, 2022	(2,934,644)

As of June 30, 2022, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken, 91,25% ownership in Evolution and 90% ownership in T3 Ecuador with $1,790,016, $55,318, $1,064,277 and $25,033 NCI balance, respectively.

6. PREPAID EXPENSES AND DEPOSITS

	June 30, 2022	December 31, 2021
	$	$
Prepaid expenses	630,931	451,435
Advances to suppliers	6,876,843	2,910,956
Other advances	40,424	814
Total prepaid expenses and deposits	7,548,198	3,363,205
	-
Current portion	671,355	452,249
Long-term portion	6,876,843	2,910,956
	7,548,198	3,363,205

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

7. DEFERRED COST

During the year ended December 31, 2021, the Company entered into a construction contract whereby the Company agreed to construct certain towers for a non-related party. During the six month period ended June 30, 2022, the Company incurred $490,425 in deferred costs relating to the construction of the towers that had not been completed.

8. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2020	1,982,354
Impairment	(1,982,354)
Balance, December 31, 2021	-
Additions	-
Balance, June 30, 2022	-

Accumulated amortization
Balance, December 31, 2020	624,696
Additions	302,564
Impairment	(927,260)
Balance, December 31, 2021	-
Additions	-
Balance, June 30, 2022	-

Net book value
Balance, December 31, 2021	-
Balance, June 30, 2022	-

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. The continuity of the ROU asset for the period ended June 30, 2022 is as follows:

Right-of-use asset	$
Balance, December 31, 2020	1,885,433
Addition	1,995,512
Cancellation	(650,407)
Depreciation	(310,493)
Impact of foreign exchange	(383,451)
Balance, December 31, 2021	2,536,594
Addition	402,537
Cancellation	-
Depreciation	(165,266)
Impact of foreign exchange	(27,183)
Balance, June 30, 2022	2,746,682

The continuity of the lease liability for the period ended June 30, 2022 is as follows:

Lease liability	$
Balance, December 31, 2020	1,685,678
Additions	1,995,513
Cancellation	(516,369)
Lease payments	(1,009,469)
Lease interest	530,609
Impact of foreign exchange	(353,557)
Balance, December 31, 2021	2,332,405
Additions	401,680
Cancellation	-
Lease payments	(458,058)
Lease interest	337,689
Impact of foreign exchange	(25,167)
Balance, June 30, 2022	2,588,549

Current portion	227,809
Long-term portion	2,360,740
Total	2,588,549

10. PROPERTY AND EQUIPMENT

During the six month period ended June 30, 2022 and the year ended December 31, 2021, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed resulting in a test of recoverable amount of the assets and recognition of an impairment loss of $35,548 and $393,478, respectively. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

10. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost	$	$	$	$
Balance, December 31, 2020	5,515,758	1,594,257	211,737	7,321,752
Monetary adjustment for hyperinflationary economy	-	-	17,918	17,918
Additions	484,087	6,919,509	36,859	7,440,455
Transfer from CIP to towers	5,024,541	(5,024,541)	-	-
Towers sold	(2,351,025)	(550,924)	(11,997)	(2,913,946)
Impaired/cancelled towers/equipment	-	(393,478)	-	(393,478)
Foreign exchange movement	(1,126,886)	(553,863)	(21,943)	(1,702,692)
Balance, December 31, 2021	7,546,475	1,990,960	232,574	9,770,009
Monetary adjustment for hyperinflationary economy	-	-	-	-
Additions	(130,172)	7,393,755	82,152	7,345,735
Transfer from CIP to towers	4,513,737	(4,513,737)	-	-
Towers sold	-	-	-	-
Impaired/cancelled towers/equipment	-	32,697	-	32,697
Foreign exchange movement	(61,072)	(36,962)	(9,472)	(107,505)
Balance, June 30, 2022	11,868,967	4,738,411	368,162	16,975,540
Accumulated Amortization
Balance, December 31, 2020	1,078,547	-	68,077	1,146,624
Monetary adjustment for hyperinflationary economy	(48,406)	-	2,002	(46,404)
Additions	780,705	-	42,296	823,001
Towers sold	(804,215)	-	(7,729)	(811,944)
Foreign exchange movement	(221,134)	-	(5,137)	(226,271)
Balance, December 31, 2021	785,497	-	99,509	885,006
Monetary adjustment for hyperinflationary economy	-	-	-	-
Additions	(497,986)	-	(19,130)	(517,117)
Towers sold	-	-	-	-
Foreign exchange movement	7,495	-	6,491	13,986
Balance, June 30, 2022	(1,275,988)	-	(112,149)	(1,388,137)
Net book value
December 31, 2021	6,760,978	1,990,960	133,065	8,885,003
June 30, 2022	10,592,979	4,738,411	256,014	15,587,403

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. LOANS PAYABLE

As at June 30, 2022, the loans payable are summarized as follows:

	June 30, 2022	December 31, 2021	Currency	Terms
	$	$
a	386,256	1,423,139	USD	Unsecured, due on demand
b	288,026	317,330	Colombian Pesos	Secured, repayable quarterly until Oct 2027.
c	2,502,727	2,538,643	Colombian Pesos	Secured, due on demand.
d	7,591,601	3,820,652	Colombian Pesos	Secured, due on completion of related projects
e	7,831,576	5,288,629	Colombian Pesos	Secured, due on Sept 2030/ May 2031
f	666,364	676,115	Colombian Pesos	Unsecured, due on Oct 2023
g	28,746	42,677	Colombian Pesos	Unsecured, repayable monthly until May 2023
h	69,090	93,468	Colombian Pesos	Unsecured, repayable monthly until Dec 2023
i	120,416	121,221	Mexican Pesos	Unsecured, due on demand
j	772,509	-	USD	Unsecured, to be capitalized in T3 Ecuador
k	2,510,654	-	USD	Unsecured, due on April 2023
l	156,377	-	Colombian Pesos	Unsecured, due on July 2022
m	64,376	-	USD	Unsecured, due on demand
	22,988,718	14,321,874

	10,485,505	4,208,925	Current portion of loans payable
	12,503,213	10,112,949	Long term portion of loans payable
	22,988,718	14,321,874

a) The Company entered into loan agreements with various shareholders whereby the Company was loaned an aggregate principal amount of USD $1,113,663. The loans are unsecured, bear interest at 10% per annum, and are due on demand. As at June 30, 2022, aggregate principal amounts of $386,256 (USD $300,000) (December 31, 2021 - $1,423,139 (USD $1,113,663)) remains outstanding.

b) On September 1, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $1,000,000,000. The loan is secured against a financial guarantee provided by the Fondo Nacional De Garantias S.A., bears interest at 10.11% per annum, and is repayable through quarterly installments until October 2027. As at June 30, 2022, a principal amount of $286,026 (COP $920,935,441) (December 31, 2021 - $317,330 (COP $1,000,000,000)) remains outstanding.

c) On October 11, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $8,000,000,000 for the purpose of funding the development of certain towers. The loan is secured against the economic rights for collection of revenue relating to construction of certain towers under a separate construction contract with a party related to the loanee, bears interest at between 10% and 12% per annum, and is due in October 2022. As at June 30, 2022, a principal amount of $2,502,727 (COP $8,002,217,991) (December 31, 2021 - $2,538,643 (COP $8,000,000,000)) remains outstanding.

d) On April 2, 2021, the Company entered into a Collaboration Agreement with a Commerk (Note 9) whereby Commerk will provide equity contributions towards each individual tower projects operated under the Collaboration Agreement. The equity contributions are secured against the towers constructed and operated for each project as well as the economic rights for collection of tower rents relating to such towers, bear interest at 6.2% per annum, and are due upon completion of the related projects. Prior to the Collaboration Agreement, the Company received preliminary equity contributions totaling COP $4,536,891,697. As at June 30, 2022, the principal amount of equity contributions of $3,765,555 (COP $12,039,984,363) (December 31, 2021 - $3,820,652 (COP $12,039,984,363)) remains outstanding.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. LOANS PAYABLE (CONTINUED)

During the first quarter of 2022, the company received additional $3,826,046 from Commerk related to the expansion in Ecuador.

e) On March 11, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total of COP $31,632,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.615% + IBR 6 months per annum, and is due in September 2030.

On September 14, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total of COP $40,463,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.39% + IBR 6 months per annum, and is due in May 2031.

As at June 30, 2022, a principal amount of $7,831,576 (COP $25,040,680,000) (December 31, 2021 - $5,288,629 (COP $16,666,003,681)) remains outstanding.

f) On October 14, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $2,130,633,223. The loan is unsecured, bears interest at 12% per annum, and is due in October 2023. As at June 30, 2022, a principal amount of $666,364 (COP $2,130,633,223) (December 31, 2021 - $676,115 (COP $2,130,633,223)) remains outstanding.

g) On May 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $250,000,000. The loan is unsecured, bears interest at 10.67% per annum, and is repayable through monthly installments until May 2023. As at June 30, 2022, principal of $28,746 (COP $91,911,597) (December 31, 2021 - $42,677 (COP $134,488,293)) remained outstanding.

h) On December 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $405,000,000. The loan is unsecured, bears interest at 5.905% per annum, and is repayable through monthly installments until December 2023. As at June 30, 2022, a principal amount of $69,090 (COP $220,909,095) (December 31, 2021 - $93,468 (COP $294,545,457)) remains outstanding.

i) On November 10, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of MXN $2,311,865. The loan is unsecured, bears interest at nil% per annum, and is due on demand. As at June 30, 2022, a principal amount of $120,416 (MXN $1,913,79) (December 31, 2021 - $121,221 (MXN $1,948,351)) remains outstanding.

j) During Q2 2022, the company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of USD 600,000. The loan is unsecured and is repayable through monthly installments until Dec 2022. As at June 30, 2022, principal of $772,509 (USD $600,000) (December 31, 2021 - $nil) remained outstanding.

k) During Q2 2022, the company received $2,510,654 from Banco Amazonas related to the expansion in Ecuador (USD 1,950,000). The loan is unsecured, bears interest at 11% per annum.

l) On June 2022, the company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP 1,000,000,000. As at June 30, 2022 a principal amount of $156,377 (COP 500,000,000) remains outstanding.

m) On January 2022, the company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of $64,376 (USD 50,000). The loan is unsecured, bears interest at 10% per annum.

During the period ended June 30, 2022, the interest rates on the loans payable ranged from 0% to 18% (December 31, 2021 - 0% to 41%).

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. LOANS PAYABLE (CONTINUED)

During the three month period ended June 30, 2022, the Company has incurred interest expense of $407,946 (June 30, 2021 - $252,739) on the loans payable, of which $766,798 (US$614,443) (December 31, 2021 - $307,863 (US$240,875)) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

12. BONDS PAYABLE

Prior to December 31, 2019, the Company issued a total of 19,543 bonds at a price of $100 each for gross proceeds of $1,954,300. The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. During 2021 the company repaid 1,707 bonds ($170,700) and issued 1,383 ($138,300). During the period ended March, 2022, the Company repaid 1,021 bonds ($102,100) and issued 116 ($11,600). During the second quarter of 2022, the company repaid 1,660 ($166,000) and issued 1,288 ($128,800). As of June 30, 2022 the total amount of bonds is 17,942 ( $1,794,200).

On October 20, 2021, the Company issued 72 Class B Units for aggregate proceeds of $7,200. Each Class B Unit consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $7,200 proceeds for the Class B Units were allocated to the 3,600 Class A Common Shares for $696 and the 72 Class B Bonds for $6,504. In connection with the issuance of the Units, the Company issued 4,267 Agent Warrants and paid a cash commission of $576. The Agent Warrants are exercisable at a price of $0.125 per share for a period of 36 months from the date of issuance. The 4,267 Agent Warrants were issued on October 19, 2021 with a fair value of $372 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $948 were allocated to the Class B Bonds as debt issuance costs for $856, which will be amortized over the term of the Bonds at the effective interest rate and to the issuance of 3,600 Class A Common Shares for $92, which were recognized as share issuance costs.

On November 16, 2021, the Company issued 37 Class A Units and 437 Class B Units for aggregate proceeds of $3,700 and $43,700, respectively. Each Class A Unit consisted of one Class A Bond and 25 Class A Common Shares of the Company. Each Class B Unit consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class A Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2022. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $3,700 proceeds for the Class A Units were allocated to the 925 Class A Common Shares for $174 and the 37 Class A Bonds for $3,526. The $43,700 proceeds for the Class B Units were allocated to the 21,850 Class A Common Shares for $4,085 and the 437 Class B Bonds for $39,615. In connection with the issuance of the Units, the Company issued 36,114 Agent Warrants and paid a cash commission of $3,681. The Agent Warrants are exercisable at a price of $0.105 per Share for a period of 36 months from the date of issuance. The 36,114 Agent Warrants were issued on November 16, 2021 with a fair value of $2,260 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $5,941 were allocated to the Class A Bonds as debt issuance costs for $344, which will be amortized over the term of the Bonds at the effective interest rate, to the Class B Bonds as debt issuance costs for $5,061, which will be amortized over the term of the Bonds at the effective interest rate, and to the issuance of 22,775 Class A Common Shares for $536, which were recognized as share issuance costs.

On December 14, 2021, the Company issued 167 Class A Units and 786 Class B Units for aggregate proceeds of $16,700 and $78,600, respectively. Each Class A Units consisted of one Class A Bond and 25 Class A Common Shares of the Company. Each Class B Units consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class A Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2022. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $16,700 proceeds for the

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

12. BONDS PAYABLE (CONTINUED)

Class A Units were allocated to the 4,175 Class A Common Shares for $719 and the 167 Class A Bonds for $15,981. The $78,600 proceeds for the Class B Units were allocated to the 39,300 Class A Common Shares for $7,086 and the 786 Class B Bonds for $71,514. In connection with the issuance of the Units, the Company issued 80,253 Agent Warrants and paid a cash commission of $7,123. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance. The 80,252 Agent Warrants were issued on December 14, 2021 with a fair value of $3,816 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $10,939 were allocated to the Class A Bonds as debt issuance costs for $1,439, which will be amortized over the term of the Bonds at the effective interest rate, to the Class B Bonds as debt issuance costs for $8,586, which will be amortized over the term of the Bonds at the effective interest rate, and to the issuance of 43,475 Class A Common Shares for $914, which were recognized as share issuance costs.

On April 22, 2022, the Company announced that further to its news releases of October 20, 2021, November 16, 2021 and December 15, 2021, it has completed a fourth closing (the "Fourth Closing") of a private placement pursuant to the offering memorandum exemption (the "Offering"). The Company issued a total of 5,002 class B units (each, a "Class B Unit") and 8,476 class A units (each, a "Class A Unit") at a price of $100 per each unit (together, the "Units") for aggregate proceeds of $1,347,800, of which $28,800 was paid in cash and $1,319,000 was paid by the exchange of existing subordinated, secured bonds of the Company.  Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 common shares of the Company (the "Shares") at deemed price of $0.09375.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share. The 8,476 Class A Units were comprised of an aggregate of 211,900 Shares and 8,476 Class A Bonds.  The 5,002 Class B Units were comprised of an aggregate of 250,100 Shares and 5,002 Class B Bonds. In connection with the issuance of the Units, the Company issued 1,347,800 Agent Warrants and paid a cash commission of $46,989 to an EMD. The Agent Warrants are exercisable for 1,347,800 Shares at a price of $0.08 per Share for a period of 36 months from the date of issuance.

On May 13, 2022, the Issuer announced further to its news releases of October 20, 2021, November 16, 2021, December 15, 2021 and April 22, 2022, it has completed a fifth closing (the "Fifth Closing") of a private placement pursuant to the offering memorandum exemption (the "Offering"). The Issuer issued a total of 1,000 class B units (each, a "Class B Unit") at a price of $100 per each unit (the "Units") for aggregate cash proceeds of $100,000. Each Class B Unit was comprised of (i) one subordinated, secured bond of the Issuer in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 common shares of the Issuer (each, a "Share") at a deemed price of $0.09375 per Share. The 1,000 Class B Units were comprised of an aggregate of 50,00 Shares and 1,000 Class B Bonds.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

12. BONDS PAYABLE (CONTINUED)

The fair value of the share purchase warrants were calculated using the Black-Scholes model using the following weighted average assumptions:

	June 30, 2022	December 31, 2021
Share price at date of grant	$0.074	$0.074
Exercise Price	$0.099	$0.099
Expected life	3 years	3 years
Expected volatility	134.05%	134.05%
Risk free interest rate	1.05%	1.05%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The fair value of the equity portion relating to the common shares, cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bonds. During the period ended June 30, 2022, the Company recorded an amortization expense related to the debt issuance costs of $20,145 (June 30, 2021 - $23,850).

As at June 30, 2022, the carrying value of the bonds are $1,774,055 (December 31, 2021 - $1,905,577). During the period ended June 30, 2022, the Company has incurred interest expense of $90,711 (June 30, 2021 - $48,726) on the bonds payable, of which $26,046 (December 31, 2021 - $30,324) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

13. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at June 30, 2022 and December 31, 2021, the Company has the following loan balances with related parties:

June 30, 2022	December 31, 2021	Currency	Rate	Terms
$	$
1,952,183	1,560,394	USD	12%-18%	Unsecured, due on demand
-	-	Colombian Pesos	0%	Unsecured, due on demand
-	-	Argentine Pesos	18%	Unsecured, due on demand
1,952,183	1,560,394

During the period ended June 30, 2022, the Company has incurred interest expense of $60,829 (US$47,595) (June 30, 2021 - $102,976 (US$83,910)) in connection with the related party loans noted above. As at June 30, 2022, $209,563 (December 31, 2021 - $168,741) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020. In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders. The share purchase warrants will be exercisable at a price of $0.09 per common share for a period of five years. As at June 30, 2022, these warrants have not yet been issued.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

13. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	Six months ended June 30, 2022	Six months ended June 30, 2021
		$
Consulting fees paid to the CEO	157,615	132,000
Consulting fees paid to the COO	127,176	102,000
Consulting fees paid to the CFO	-	17,000
	284,791	251,000

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the periods ended June 30, 2022 and 2021, the Company did not grant stock options to directors or officers.

As at June 30, 2022, $465,691 (December 31, 2021 - $351,205) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position. The amounts are non-interest bearing and due on demand.

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at March 31, 2022, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise Price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

14. SHARE CAPITAL

a) Authorized:

Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

As at June 30, 2022 and December 31, 2021, there were no preferred shares outstanding.

b) Issued and outstanding:

During the six months ended June 30, 2022:

• On January 10, 2022, the Company issued 2,000,000 common shares in relation to PSUs that vested during the year ended December 31, 2021.

• On January 13, 2022, the Company issued 16,273,267 common shares with a fair value of $797,390 to settle outstanding debt of $1,039,751 resulting in a gain on settlement of debt of $242,361.

• On April 21, 2022, the Company issued 462,000 common shares in relation with the Fourth Closing of a private placement.

• On May 13, 2022, the Company issued 50,000 common shares in relation with the Fifth Closing of a private placement.

c) Warrants

A continuity of warrants for the period ended June 30, 2022 and year ended December 31, 2021 is as follows:

	Number	Weighted average exercise price
		$
Balance December 31, 2020	921,780	0.09
Issued	120,634	0.10
Expired	(921,780)	0.09
Balance, December 31, 2021	120,634	0.08
Issued	1,347,800	0.08
Expired	-	-
Balance, June 30, 2022	1,468,434	0.08

The following table summarizes the share purchase warrants outstanding and exercisable as at June 30, 2022:

Number of warrants outstanding	Exercise price	Expiry date
	$
4,267	0.125	October 19, 2024
36,114	0.105	November 16, 2024
80,253	0.095	December 14, 2024
1,347,800	0,080	April 21, 2025
1,468,434

As at June 30, 2022, the warrants outstanding have a weighted average life remaining of 2.82 years (December 31, 2021 - 2.93 years).

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

14. SHARE CAPITAL (CONTINUED)

d) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the six months ended June 30, 2022 or the year ended December 31, 2021.

A continuity of stock options for the periods ended June 30, 2022, December 31, 2021 and 2020 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2020 and December 31, 2021	1,275,000	0.30
Expired	(325,000)	0.45
Balance, June 30, 2022	950,000	0.25

As at June 30, 2022, the following stock options were outstanding and exercisable:

Options outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry Date
		$
950,000	950,000	0.25	0.64	February 17, 2023

e) Performance share units

On September 8, 2021, the Company approved an Omnibus Equity Incentive Plan, which is designed to provide certain consultants of the Company with the opportunity to acquire Performance Share Units ("PSU's") of the Company as an award for achieving certain performance criteria. Each PSU represents the right to receive one common share of the Company and will become vested if the participant achieves the performance criteria within the performance cycle set forth in the grant notice.

On September 8, 2021, the Company granted an aggregate of 2,000,000 PSU's to certain consultants. On January 10, 2022, the Company issued 2,000,000 common shares in relation to PSUs that vested during the year ended December 31, 2021.

15. CAPITAL DISCLOSURES

The Company manages its shareholders' deficiency, loans and convertible debts as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at June 30, 2022, the shareholders' deficiency was $16,635,456 (December 31, 2021 - $14,798,215). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the period ended June 30, 2022.

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

16. FINANCIAL INSTRUMENTS AND RISK

As at June 30, 2022, the Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a. Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

b. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

c. Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable, loan payable and lease liabilities are classified as level 3.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $4,339,898 (December 31, 2021 - $4,819,388). Accounts receivable are shown net of provision of credit losses of $99,528 (December 31, 2021 - $76,517). The following table summarizes the amounts that make up accounts receivable:

	June 30, 2022	December 31, 2021
	$	$
Accounts receivable	1,538,945	2,996,655
Accruals	1,238,812	900,675
Taxes receivable	1,483,815	862,528
Other receivables	78,326	59,530
Total accounts receivable	4,339,898	4,819,388

The following table summarizes the aging of accounts receivable as at June 30, 2022:

	Carrying amount	Current	0 - 30 Days	31 - 60 Days	61 - 90 Days	> 90 Days
	$	$	$	$	$	$
Accounts receivable	1,538,945	1,268,461	121,171	2,552	2,712	144,048

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

16. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at June 30, 2022 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 Years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	10,876,313	10,876,313	10,876,313	-	-	-
Interest payable	1,102,830	1,102,830	445,477	-	-	657,353
Loans payable	22,988,718	22,988,718	7,137,966	1,012,228	-	14,838,525
Loans from related parties	1,952,183	1,952,183	1,952,183	-	-	-
Bonds payable	1,774,055	1,774,055	1,746,655	27,400	-	-
Lease liability	2,588,549	8,999,998	830,708	2,466,052	1,441,331	4,261,907
Total	41,282,648	47,694,097	22,989,301	3,505,680	1,441,331	19,757,785

The Company has a working capital deficiency as of June 30, 2022 of $25,023,397. Customer deposits consist of funds received from customers in advance of towers sold. As of June 30, 2022, the Company received $5,162,553 (December 31, 2021 - $5,301,501) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 3% weakening or strengthening of the Colombia Peso, Argentine Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $920,294 foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.9'

At June 30, 2022, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	19,697	1,335,796	937	96,090	1,452,520
Amounts receivable	399,132	2,806,086	463,739	354,233	4,023,190
Accounts payable and accrued liabilities	(223,981)	(5,867,353)	(574,980)	(1,906,835)	(8,573,148)
Customer deposits	-	(4,232,627)	(927,994)	(1,931)	(5,162,553)
Interest payable	-	(746,101)	-	(35,879)	(781,980)
Lease liability	-	(2,282,782)	(95,213)	(210,554)	(2,588,549)
Loans payable	-	(16,559,477)	(120,416)	(5,858,193)	(22,538,086)
Other Payables	-	(1,931,632)	-	-	(1,931,632)
Net	194,848	(27,478,089)	(1,253,927)	(7,563,069)	(36,100,237)

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

16. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

17. ECONOMIC DEPENDENCE

For the period ended June 30, 2022, 97% of total revenues were generated with three major customers (June 30, 2021 - 71% with four major customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues for the periods ended June 30, 2022 and June 30, 2021:

	June 30, 2022	June 30, 2021
	$	$
Customer A	5,175,019	493,940
Customer B	706,017	291,754
Customer C	553,477	223,612
Customer D	-	193,957

18. SUPLEMENTAL CASH FLOW INFORMATION

	June 30, 2022	June 30, 2021
	$	$
Changes in non-cash working capital items:
Amounts receivable	463,769	(175,446)
Prepaid expenses and deposits	(3,997,752)	(416,344)
Payroll and Social Security Taxes	-	(260)
Tax Credit	-	(55,477)
Employee Advances	-	(2,029)
Advances and Deposits	-	4,543
Advances to suppliers	-	(998,483)
Deferred Cost	737,905	-
Other Assets	-	(69,008)
Assets held for sale	-	9,416
Guarantee Deposits	-	11
Accounts payable and accrued liabilities	436,582	740,302
Interest payable	434,025	32,777
Other Payables	1,931,632	-
Deferred revenue	-	(33,125)
Customer deposits	(86,475)	(577,409)
Income tax payable	(15,189)	(155,380)
	(95,503)	(1,695,914)

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

19. SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for each reportable segment as at and for the periods ended June 30, 2022 and December 31, 2021 is reported below.

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
June 30, 2022:
Current assets	419,136	5,191,050	486,410	642	973,346	7,070,584
Property and equipment	11,184	12,173,954	1,859,893	32,734	1,509,638	15,587,403
Other non-current assets	-	4,057,593	175,734	698	5,389,500	9,623,524
Total assets	430,320	21,422,597	2,522,037	34,073	7,872,484	32,281,511
Revenues:
Tower rental revenue	-	2,069,210	101,810	-	-	2,171,021
Service revenue	-	4,494,295	-	-	-	4,494,295
Sales of towers	-	-	-	-	-	-
Total revenues	-	6,563,506	101,810	-	-	6,665,316
Net income (loss)	(2,114,373)	225,117	(99,827)	(65,200)	(2,111,731)	(4,166,015)

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2021:
Current assets	534,112	6,057,906	415,588	128,194	418,618	7,554,418
Property and equipment	18,445	7,757,737	1,767,875	38,753	(697,807)	8,885,003
Other non-current assets	-	5,272,340	174,518	692	-	5,447,550
Total assets	552,557	19,087,982	2,357,981	167,640	(279,189)	21,886,971
Revenues:
Tower rental revenue	678,002	2,014,364	147,902	-	-	2,840,268
Service revenue	-	3,416,385	-	-	2,182,516	5,598,901
Sales of towers	2,238,087	-	10,370	-	-	2,248,457
Total revenues	2,916,089	5,430,749	158,272	-	2,182,516	10,687,626
Net income (loss)	(1,287,808)	1,083,294	(611,696)	14,443	(3,792,521)	(4,594,288)

TOWER ONE WIRELESS CORP. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

27. LEGAL DISCLOSURE

a) The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $18,536 (1,489,005 Argentine Pesos). The fines have been accrued by the Company. The outcome of these legal proceedings cannot be determined at June 30, 2022 and no additional amounts have been accrued.

b) On June 3, 2021, the Company entered into an Asset Transfer Agreement whereby the Company agreed to sell certain towers. Pursuant to the Asset Transfer Agreement, the Company is liable for any claims made relating to the agreement up to a maximum liability amount of $300,000. The Company estimates that the likelihood of a claim being made is remote and no amounts have been accrued as at June 30, 2022.

28. SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2022:

On August 2022, T3 Ecuador increased its share capital to USD 5,000,000, debt for USD 4,000,000 was capitalized and a collaboration agreement with a family office was also signed.